UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

ASLAN Pharmaceuticals Limited
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

04522R200
(CUSIP Number)

March 14, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[x]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lind Global Fund II LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 1,250,000
6 Shared Voting Power 0
7 Sole Dispositive Power 1,250,000
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 5.7%(2)
12	Type of Reporting Person (See Instructions) PN

(1) The reporting person’s ownership consists of (i) 1,250,000 ordinary shares, and (ii) 1,250,000 warrants to purchase ordinary shares (the “Warrants”); however, due to the exercise limitations of the Warrants, the reporting person’s beneficial ownership has been limited to 1,250,000 shares in the aggregate.

(2) Each of the Warrants includes a provision limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 4.99% of the Company.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lind Global Partners II LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 1,250,000
6 Shared Voting Power 0
7 Sole Dispositive Power 1,250,000
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 5.7%(2)
12	Type of Reporting Person (See Instructions) OO

(1) The reporting person’s ownership consists of (i) 1,250,000 ordinary shares, and (ii) 1,250,000 Warrants; however, due to the exercise limitations of the Warrants, the reporting person’s beneficial ownership has been limited to 1,250,000 shares in the aggregate.

(2) Each of the Warrants includes a provision limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 4.99% of the Company.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeff Easton
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 1,250,000
6 Shared Voting Power 0
7 Sole Dispositive Power 1,250,000
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 5.7%(2)
12	Type of Reporting Person (See Instructions) IN

(1) The reporting person’s ownership consists of (i) 1,250,000 ordinary shares, and (ii) 1,250,000 Warrants; however, due to the exercise limitations of the Warrants, the reporting person’s beneficial ownership has been limited to 1,250,000 shares in the aggregate.

(2) Each of the Warrants includes a provision limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 4.99% of the Company.

Item 1.

(a)	Name of Issuer

ASLAN Pharmaceuticals Limited

(b)	Address of Issuer’s Principal Executive Offices

3 Temasek Avenue Level 18 Centennial Tower Singapore 039190

Item 2.

(a)	Name of Person Filing

This statement is filed by the following entities and individuals (collectively, referred to as the “Reporting Persons”):

•     Lind Global Fund II LP, a Delaware limited partnership;
•     Lind Global Partners II LLC, a Delaware limited liability company; and
•     Jeff Easton, an individual and a citizen of the United States of America.

Lind Global Partners II LLC, the general partner of Lind Global Fund II LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund II LP.

Jeff Easton, the managing member of Lind Global Partners II LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund II LP.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of the Reporting Persons is: 444 Madison Ave, Floor 41 New York, NY 10022
(c)	Citizenship

See Row 4 of cover page for each Reporting Person.

(d)	Title of Class of Securities

Ordinary Shares, par value $0.01 per share

(e)	CUSIP Number
04522R200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class
See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
See Row 5 of cover page for each Reporting Person.
	(ii)	shared power to vote or to direct the vote
See Row 6 of cover page for each Reporting Person.
	(iii)	sole power to dispose or to direct the disposition of
See Row 7 of cover page for each Reporting Person.
	(iv)	shared power to dispose or to direct the disposition of
See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit

99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2024

LIND GLOBAL FUND II LP

By:	Lind Global Partners II LLC
its General Partner

By:	/s/ Jeff Easton
Name:	Jeff Easton
Title:	Managing Member

LIND GLOBAL PARTNERS II LLC

By:	/s/ Jeff Easton
Name:	Jeff Easton
Title:	Managing Member

JEFF EASTON

By:	/s/ Jeff Easton